UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 30, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐            No ☒

TIM S.A.

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

Notice to the Market

Resignation of Mr. Bruno Mutzenbecher Gentil as Business Support Officer of TIM S.A.

TIM S.A., ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with article 157 of Law No. 6,404 and the provisions of CVM Resolution No. 44/21, announces that today, the Company received the resignation of Mr. Bruno Mutzenbecher Gentil from the position of Business Support Officer.

TIM expresses its gratitude to Mr. Bruno Mutzenbecher Gentil for his commitment and dedication in performing of his duties throughout his tenure as the Company's Business Support Officer and wishes him success in his new professional career.

The Board of Directors will meet in due course to evaluate the structure of the Company's Board of Executive Officers.

Rio de Janeiro, September 30, 2025.

TIM S.A.
Vicente de Moraes Ferreira Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: September 30, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer